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                             June 15, 2021

       Markus Warmuth
       President and Chief Executive Officer
       Monte Rosa Therapeutics, Inc.
       645 Summer Street, Suite 102
       Boston, MA 02210

                                                        Re: Monte Rosa
Therapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 9, 2021
                                                            File No. 333-256773

       Dear Dr. Warmuth:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 1 to Form S-1 Filed on June 9, 2021

       Dilution, page 85

   1. Please revise your calculations for your net tangible and pro forma net tangible book value
                                                        (deficit) per share as
of March 31, 2021 to utilize 6,079,905 outstanding underlying the calculation disclosed
on pages F-30 and F-32 as of March 31, 2021 rather than 7,699,359 shares outstanding,
which are a result of the unvested shares of restricted stock being classified as issued
but not outstanding.
 Markus Warmuth
FirstName
Monte RosaLastNameMarkus
            Therapeutics, Inc.Warmuth
Comapany
June       NameMonte Rosa Therapeutics, Inc.
     15, 2021
June 15,
Page 2 2021 Page 2
FirstName LastName
       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Robert E. Puopolo, Esq.